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                             July 28, 2020

       Yogev Shvo
       Chairman
       Thunder Energies Corporation
       3323 NE 163rd Street, Suite 405
       North Miami, Florida 33160

                                                        Re: Thunder Energies
Corporation
                                                            Form 8-K
                                                            Filed July 20, 2020
                                                            File No. 000-54464

       Dear Mr. Shvo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Current Report on Form 8-K filed July 20, 2020

       General

   1. Please tell us whether the transaction described under Item 5.01 resulted in a change in shell company status
for purposes of Item 5.06 of Form 8-K. First, it appears that you were a shell company,
as defined in Rule 12b-2 under the Securities Exchange Act of
                                                        1934, prior to the
transaction with Mr. Shvo. In this regard, your Form 10-Q for the quarterly period ended
March 31, 2020 appears to indicate that you had no or nominal operations and no or
nominal non-cash assets at that time. Second, it appears you may have ceased to be a
shell company following the transaction with Mr. Shvo. In this regard, you appear to have
acquired an operating business, Nature Consulting, LLC, which is described in the 8-K as
   one of [Florida   s] largest white label CBD companies.    If such
                                                        changes occurred,
please amend your Form 8-K to include Form 10 information as required by Item
5.01(a)(8) and the disclosure required by Item 5.06 of Form 8-K.
                                                        Alternatively, provide
us with a detailed analysis of why this disclosure is not required.
 Yogev Shvo
Thunder Energies Corporation
July 28, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



FirstName LastNameYogev Shvo                              Sincerely,
Comapany NameThunder Energies Corporation
                                                          Division of
Corporation Finance
July 28, 2020 Page 2                                      Office of Technology
FirstName LastName